Filed by Macromedia, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following email was sent to certain investment bankers and certain members of the venture finance community on April 20, 2005.

Macromedia and Adobe to Join Forces!

As you have probably heard, on Monday morning Adobe Systems announced a definitive agreement to acquire Macromedia in an all-stock transaction valued at approximately $3.4 billion. Together, Adobe and Macromedia will meet a wider set of customer needs, grow into new markets and accelerate the expansion of new solutions that build on our respective platforms.

Our combined focus will allow us to better achieve our goals of offering customers a complete set of tools for design, digital media, documents, and collaboration. Our two companies share a vision for the future and by bringing together our products, technologies, and talent, we will enable the creation and delivery of compelling content and experiences across multiple operating systems, devices, and media.

Business as Usual…

Our Corporate Development team here wanted to contact you directly to let you know how excited we are about this combination. Until the transaction closes, it's "business as usual" here at Macromedia. We will continue to make strategic investments and acquisitions that support our growth agendas. In particular, we are focused on developing and fostering new market opportunities in areas that leverage our platforms such as in mobile and enterprise solutions.

Please don't hesitate to contact us if you have any questions and we look forward to working with you in the coming months.

For more information on this matter, please visit: www.macromedia.com

Regards,

Brian

brian j. flynn/vp corporate development, macromedia

Forward Looking Statements Disclosure

        This press release contains forward looking statements, including those related to revenue, geographic markets, earnings per share, product shipments, and our proposed merger with Macromedia, Inc., which involve risks and uncertainties that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: adverse changes in general economic or political conditions in any of the major countries in which Adobe does business, delays in development or shipment of the Company's new products or major new versions of existing products, introduction of new products by existing and new competitors, failure to successfully manage transitions to new business models or markets, failure to anticipate and develop new products in response to changes in demand for application software, computers and printers, intellectual property disputes and litigation, adverse changes in our business due to the announcement of our proposed merger with Macromedia, Inc., changes to the Company's distribution channel, the impact of malicious code, such as worms and viruses, on the Company's computer network and applications, interruptions or terminations in the Company's relationships with turnkey assemblers, risks associated with international operations, fluctuations in foreign currency exchange rates, changes in accounting rules and regulations, unanticipated changes in tax rates, market risks associated with the Company's equity investments, and the Company's inability to attract and retain key personnel. For further discussion of these and other risks and uncertainties, individuals should refer to the Company's SEC filings, including the 2004 annual report on Form 10-K and quarterly reports on Form 10-Q filed in 2005. The Company does not undertake an obligation to update forward looking statements.

Additional Information and Where to Find It

        Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

        Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.